Exhibit 99.1

São Paulo (SP), April 27, 2016.

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

Head of Corporate Relations

Rio de Janeiro - RJ

Dear Sirs,

Reference:	ITAÚ UNIBANCO HOLDING S.A.
ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 27, 2016

I. Pursuant to the provisions of CVM Instruction 480/2009, Article 21, subsection IX and Article 30, subsection III, the Company would like to notify you of the summary of resolutions adopted by the aforesaid Meeting:

In an Annual General Meeting:

1. Approved the Financial Statements for the fiscal year 2015 and the allocation of the net income for the fiscal year;

2. Elected the members of the Board of Directors and the Fiscal Council for the next annual term of office;

3. Approved the amount to be allocated for the compensation of the members of the Board of Officers and the Board of Directors and the compensation of the members of the Fiscal Council.

In an Extraordinary General Meeting:

1. Cancelled 100,000,000 preferred book entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock;

2. Amended the Corporate Bylaws, with the purpose of: (a) in Article 3, caption sentence, to record the number of shares in which the subscribed and paid in capital stock is divided in the light of the cancelation of shares described in the preceding item “1”; (b) in Article 6, 6.7, XII, to update the reference to a normative of the CVM; and (c) in Article 7, to include new sub-items permitting the reappointment of up to 1/3 (one third) of the members of the Audit Committee irrespective of the minimum interval of 3 (three) years from the end of the previous term of office, pursuant to CMN Resolution 4.329/14; and

3. Consolidated the Corporate Bylaws, with the amendments mentioned in the preceding item “2”.

II. The minutes of the Meeting shall be submitted by the Empresas.Net system - Periodic and Eventual Information within the established timeframe in Article 21, subsection X and Article 30, subsection IV of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

MARCELO KOPEL

Investor Relations Officer

cc

- BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS

Corporate Monitoring Department

- Corporate Relations Coordination (Coordenadoria de Relações com Empresas)